SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For July, 2023
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 43.776.517/0001-80

Company Registry (NIRE): 35.3000.1683-1

MATERIAL FACT

Companhia de Saneamento Básico do Estado de São Paulo – Sabesp (“Company” or “Sabesp”), pursuant to the provisions CVM Resolution nº 44, of August 23, 2021, hereby informs its shareholders and the market in general that, the main guidelines of the model for company’s privatization were discussed in the meeting of the State Privatization Board (Conselho Diretor do Programa Estadual de Desestatização – CDPED). The main benefits shown, in the first phase of the studies, consider: (i) increase and anticipation of investments to reach the universalization goals; and (ii) tariffs reduction through the use of part of the resources generated in the transaction.

Regarding the privatization, there was an agreement on carrying out a public offering of shares and the continuity of the next phase of specialized studies to detail the chosen model that was approved. Studies will be in charge of the Partnerships in Investments Secretariat (Secretaria de Parcerias em Investimentos). It was also recommended that the matter be returned to the CDPED after the conclusion of the next phase, for consideration and resolution of the next steps.

With regards to investments, the data used by IFC considered studies that proved the Company’s economic-financial capacity, sent in December 2021 to the São Paulo State Public Services Regulatory Agency (Agência Reguladora de Serviços Públicos do Estado de São Paulo - Arsesp). At that time, the amount of investment needed until 2033 for the universalization of basic sanitation services, 99% of the population served with drinking water and 90% served with sewage collection and treatment, was R$ 47.5 billion. This amount adjusted by the IPCA (Extended National Consumer Price Index) and already considering the investments made in 2022, represents R$ 56 billion.

Sabesp will keep the market informed of any developments related to the subject matter of this Material Fact.

São Paulo, July 31, 2023.

Catia Cristina Teixeira Pereira
Chief Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: July 31, 2023

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Catia Cristina Teixeira Pereira
Name: Catia Cristina Teixeira Pereira Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.